Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 24, 2017, relating to the consolidated financial statements and financial statement schedule of KKR & Co. L.P. and subsidiaries (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in accounting policy for the consolidation of legal entities on January 1, 2016 due to the adoption of ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

New York, NY

February 24, 2017